FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA RESOURCES CORP.
Suite 1001, 1030 West Georgia Street
Vancouver, BC V6E 3B9

Item 2.	Date of Material Change

June 24, 2020

Item 3.	News Release

The news release was issued on June 24, 2020 and was disseminated by The Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (June 24, 2020) - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce the first drilling results from the Napoleon Vein Corridor at the Panuco silver-gold district in Mexico. Five holes have been completed to date and results have been received for the mineralized intervals of two holes, NP-20-02 and NP-20-03, with high grade intercepts returned. The company has restarted exploration and currently has two drill rigs operating on the property.

Item 5.	Full Description of Material Change

The Company has announced the first drilling results from the Napoleon Vein Corridor at the Panuco silver-gold district in Mexico. Five holes have been completed to date and results have been received for the mineralized intervals of two holes, NP-20-02 and NP-20-03, with high grade intercepts returned. The company has restarted exploration and currently has two drill rigs operating on the property.

Drilling Highlights

NP-20-02

• 1,544 g/t silver equivalent (738.9 grams per tonne ("g/t") silver and 11.06 g/t gold) over 8.2 metres ("m") from 108.6m including;

• 3,348 g/t silver equivalent (1,527.5 g/t silver and 24.9 g/t gold) over 2.0m from 108.6m NP-20-03

• 1,133 g/t silver equivalent (453.8 g/t silver and 9.20 g/t gold) over 2.5m from 76.0m. And,

• 905 g/t silver equivalent (309.3 g/t silver and 8.00 g/t gold), 2.22% lead and 4.75% zinc over 5.1m from 102.4m including;

• 1,375 g/t silver equivalent (186.3 g/t silver and 15.63 g/t gold), 1.12% lead and 7.73% zinc over 1.8m from 103.5m

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 46-66% of downhole lengths. All calculations assume 94% recovery for silver and 96% recovery for gold. Silver equivalent is calculated using the following formula: Silver-equivalent = (0.94 * silver grade) +(80 * (0.96 * gold grade).

"This news can't come at a better time as silver and gold have been breaking out and the Napoleon results mark our first major high-grade discovery at Panuco. The broad high-grade mineralization in drill hole NP-20-02 attest to the significant potential at the underexplored district. The Company is now fully financed with over C$6 million in the bank and has two drill rigs turning at the project with more results pending." stated President and CEO, Michael Konnert.

Vice President of Exploration Charles Funk commented "These results are a very exciting discovery for Vizsla with multiple veins intersected in drilling containing very high-grade silver, gold and base metals. These holes are the first ever drilled on the Napoleon vein which extends over more than 2 km of strike and hosts multiple small-scale mines and mineralized outcrops. Drilling is ongoing with two deeper holes and a hole in progress 60m to the north of NP-20-03, all which have each intersected veins. Vizsla is continuing to step out to expand and define the footprint of mineralization at Napoleon".

The Napoleon Vein Corridor is located almost entirely on concessions optioned from Rio Panuco which Vizsla has the right to purchase 100% of including the 500 tonne per day El Coco mill, tailings facility, roads, power and permits for a total of US$23,000,000.

Drilling detail

The Napoleon corridor is hosted in weakly magnetic fine-grained diorite and trends approximately north - south. The structure hosts two main quartz veins that are separated by some 10 to 20m metres and appears to dip very steeply to sub-vertical. So far it has been mapped along strike for over 2,000 m. Between the two main veins are a series of smaller splay veins with variable orientations, that are related to dilation along the structure under strike slip movement.

The two main veins are multi-episodal quartz veins, with sections of massive white to greyish quartz as well as local brecciation with clasts of grey quartz, white vein quartz and / or wallrock pieces. The greyish quartz is grey due to the presence of the very fine-grained silver rich sulphide mineral argentite. A later breccia cuts these earlier phases comprising grey quartz supporting polymictic clasts of grey and white quartz along with strong chlorite and common to abundant, fine to medium grained pyrite, sphalerite and galena.

The main high-grade hangingwall vein intersected in holes NP-20-02 and NP-20-03 has a true width of between 3.4-5.3 metres. Other veins intersected require further drilling to confirm true widths as they may equally represent parallel veins or high angle structures to the hanging wall vein.

Hole NP-20-01 failed to reach the target depth when it intersected a void that is likely a decline built at the southern end of the historic Napoleon Mine. The mine workings are inaccessible preventing present day sampling; however, the mine is believed to have been worked up to a depth of 50m below surface.

Hole NP-20-02 was drilled at a steeper angle and was the first intersection of the Napoleon veins. Hole NP-20-03 was angled to the north and intersected the veins 30 metres to the north of hole NP-20-02. Results from both veins are reported in this new release.

Hole NP-20-04 is a steeper vein beneath hole NP-20-03 and intersected the veins ~20-25m down dip. Hole NP-20-04 is a steeper vein beneath hole NP-20-02 and intersected the veins at ~12- 20m down dip as the vein steepened more than expected. Samples from both holes have been submitted for analysis and assays are pending.

The drill rig has been moved north and is drilling beneath the old Napoleon mine in hole NP-20-06. The hole is currently in progress and has intersected veins 60m to the north of hole NP-20-03.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

June 30, 2020